

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Stephen D. Griffin
Chief Financial Officer
VSE Corporation
6348 Walker Lane
Alexandria, VA 22310

> **Re: VSE Corporation**
> **Form 10-K for Fiscal Ended December 31, 2021**
> **Filed March 11, 2022**
> **Form 8-K as of July 27, 2022**
> **Filed July 28, 2022**
> **File No. 000-03676**

Dear Stephen D. Griffin:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K as of July 27, 2022

Management Commentary

1. We note your discussion of Aviation segment adjusted EBITDA in the "Management Commentary" section. Please present the most directly comparable GAAP measure with equal or greater prominence when presenting a non-GAAP measure. This comment also applies to your discussion in the "Segment Results" section. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Non-GAAP Financial Information

2. Please tell us how the adjustments used in the calculation of each of your non-GAAP measures are in compliance with Questions 100.01 and 100.04 of the Non-GAAP

Compliance and Disclosure Interpretations. Your response should specifically identify and discuss each of these adjustments individually.

Strategic Update

3.   Please balance your discussion of "Growing Adjusted EBITDA" with a discussion of your GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services